Exhibit 99.4

SPECIFIC TERMS IN THIS EXHIBIT HAVE BEEN REDACTED BECAUSE THEY ARE NOT MATERIAL IF PUBLICLY DISCLOSED. THE REDACTED TERMS HAVE BEEN MARKED AT THE APPROPRIATE PLACE WITH THREE ASTERISKS [***].

200 Old Country Road

Suite 610

Mineola, NewYork 11501

CONFIDENTIAL

August 18, 2021

Mr. Zhe Ji

Puhui Wealth Investment Management Co., Ltd.

W1 Office Building

Oriental Commerce Tower, 8th Floor, Room 801, 802

No. 1 Chang An Street, Dong Cheng District

Beijing 100006, Peoples Republic of China

Dear Mr. Ji:

This letter agreement (“Supplement Agreement”) supplements but does not amend the engagement agreement by and between Joseph Stone Capital, LLC (“JSC”) and Puhui Wealth Investment Management Co., Ltd. (the “Company”) dated June 2, 2021 (the “Agreement”) with respect to the purchase by [***] (the “Investor”) of the USD$2,750,000 face value (10% OID) 8% convertible subordinated debenture (the “Debenture”) subject to that Securities Purchase Agreement (“SPA”) by and between the Company and the Investor. Each of the Company and JSC is a “party” to this Supplement Agreement, and together, they are the “parties” hereto. Terms not defined herein shall have the meanings set forth in the SPA which is not a part of this Supplement Agreement but is used herein for reference purposes only.

1. Application of Agreement. For avoidance of doubt, the parties agree that the Agreement applies to the issue and sale of the Debenture as set forth in the JSC Term Sheet dated July 15, 2021 by the Company and the Investor and as agreed in the SPA. However, the Company and JSC hereby agree that the number of ordinary shares to be subject to the Warrant shall be based on the closing price of the Company’s ordinary shares on August 17, 2021 which was $3.00 per share, for a total of 41,667 shares, and that the exercise price of the Warrant shall be 120% of the closing price of the Company’s ordinary shares on August 17, 2021 of $3.00, or $3.60.

2. Escrow Agreement. Pursuant to Section D.3. of the Agreement, the Company shall sign the Escrow Agreement, attached hereto as Exhibit A, upon the signing of this Supplement Agreement and shall establish an escrow account as set forth therein.

3. Flow of Funds. The Company further agrees to cause the Investor to pay the Funding Amount (as defined in the SPA) over to the Escrow Agent (as defined in the Escrow Agreement) upon the Closing of the SPA and not directly to the Company. On the Closing Date, the parties hereto agree that from the Funding Amount paid into the escrow by the Investor, the Escrow Agent shall deduct the following: (i) Escrow Agent fees of $10,000.00 that shall be paid on the Closing Date to the Escrow Agent; and (ii) a cash fee of USD$143,750.00 pursuant to Section A.1. of the Agreement that shall be paid on the Closing Date to JSC; and (iii) a management fee of USD$12,500.00 pursuant to Section 1.A.3. of the Agreement that shall be paid on the Closing Date to JSC; and (iv) the one-time fee of USD$50,000.00 pursuant to Section 1.A.3 of the Agreement for non-accountable expenses that shall be paid on the Closing Date to JSC; and (v) legal counsel and out-of-pocket expenses of USD$20,000.00 pursuant to Section 1.A.3 of the Agreement that shall be paid on the Closing Date.

4. Warrant. Pursuant to Section 2 of the Agreement, the Company shall issue, execute and deliver to JSC, on the Closing Date, the five year Warrant attached hereto as Exhibit B, exercisable for 41,667 Ordinary Shares of the Company which Warrant and the Ordinary Shares exercisable therefor shall be fully registered and immediately freely tradeable pursuant to the Company’s Form F-3 registration statement (File No. 333-245003) as filed with the U.S. Securities and Exchange Commission (“SEC”) on August 12, 2020 and declared effective by the SEC on November 10, 2020.

5. Available Shares. The Company shall at all times keep authorized and reserved and available for issuance, free of preemptive rights, such number of Ordinary Shares are issuable upon exercise of the Warrant at any time. If the Company determines at any time that it does not have a sufficient number of authorized Ordinary Shares to reserve and keep available for issuance as described in this Section 5, the Company shall use all commercially reasonable efforts to increase the number of authorized Ordinary Shares by seeking Shareholder Approval for the authorization of such additional Ordinary Shares.

6. Furnishing of Information. As long as JSC owns the Warrants, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Securities Exchange Act of 1934. As long as JSC owns the Warrants, if the Company is not required to file reports pursuant to such laws, it will prepare and furnish to JSC and make publicly available in accordance with Rule 144(c) under the Securities Act of 1933 such information as is required for JSC to sell the Ordinary Shares that are exercisable under the Warrant (“Warrant Shares”) under Rule 144. The Company further covenants that it will take such further action as JSC may request, all to the extent required from time to time to enable JSC to sell such Warrant Shares without registration under the 1933 Act within the limitation of the exemptions provided by Rule 144 or other applicable exemptions.

7. Listing of Securities. The Company shall: (a) in the time and manner required by each Trading Market on which the Ordinary Shares are listed, prepare and file with such Trading Market an additional shares listing application covering the Conversion Shares, (b) take all steps necessary to cause such shares to be approved for listing on each Trading Market on which the Ordinary Shares are listed as soon as possible thereafter, (c) provide to the Investor evidence of such listing, and (d) maintain the listing of such shares on each such Trading Market.

8. Agreement Terms. This Supplement Agreement merely sets forth the specific terms of the Agreement, which shall remain in full force and effect.

9. Governing Law. This Supplement Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed therein. Any disputes that arise under this Supplement Agreement, even after the termination of this Supplement Agreement, will be heard only in the state or federal courts located in the City of New York, State of New York, USA. The parties hereto expressly agree to submit themselves to the jurisdiction of the foregoing courts in the City of New York, State of New York. The parties hereto expressly waive any rights they may have to contest the jurisdiction, venue or authority of any court sitting in the City and State of New York. In the event JSC is successful in any action, or suit against the Company, arising out of or relating to this Supplement Agreement, the final judgment or award entered shall provide that JSC shall be entitled to have and recover from the Company the costs and expenses incurred in connection therewith, including its reasonable attorney’s fees. Any rights to trial by jury with respect to any such action, proceeding or suit are hereby waived by JSC and the Company.

10. Counterparts. This Supplement Agreement may be executed in two identical counterparts, both of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. Signature pages delivered by facsimile or e-mail shall have the same force and effect as an original signature.

IN WITNESS WHEREOF, the parties have, by their duly authorized representatives acknowledged and agreed to this Supplement Agreement as of the date set forth above.

Very truly yours.
JOSEPH STONE CAPITAL LLC

By:	/s/ Damian Maggio
Name:	Damian Maggio
Title:	Chief Executive Officer

Acknowledged, accepted and agreed:

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD.

By:	/s/ Zhe Ji
Name:	Zhe Ji
Title:	Chief Executive Officer

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